As filed with the U.S. Securities and Exchange Commission on February 25, 2021

Securities Act File No. 333-252522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1
Post-Effective Amendment No. [ ]
(Check appropriate box or boxes)

NORTH SQUARE INVESTMENTS TRUST
(Exact name of registrant as specified in charter)

10 South LaSalle Street, Suite 1925
Chicago, IL 60603
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (313) 857-2160

Alan E. Molotsky, Esq.
North Square Investments Trust
10 South LaSalle Street, Suite 1925
Chicago, IL 60603
(Name and Address of Agent for Service)

Copy to:
Robert M. Kurucza, Esq.
Seward & Kissel LLP
901 K Street N.W.
Washington, DC 20001

Approximate Date of Proposed Public Offering:  As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Offered:
Class A, Class C and Class I shares of North Square Tactical Defensive Fund
Class A, Class C and Class I shares of North Square Tactical Growth Fund
Class A, Class C and Class I shares of North Square Trilogy Alternative Return Fund

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-252522) on January 28, 2021. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-252522) under the Securities Act of 1933, as filed with the Commission on January 28, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of Chicago in the State of Illinois on the 25th day of February 2021.

North Square Investments Trust

By: /s/ Mark D. Goodwin
Mark D. Goodwin, President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark D. Goodwin	President, Principal Executive	February 25, 2021
Mark D. Goodwin	Officer and Trustee

David B. Boon*	Trustee	February 25, 2021
David B. Boon

Donald J. Herrema*	Trustee	February 25, 2021
Donald J. Herrema

Catherine A. Zaharis*	Trustee	February 25, 2021
Catherine A. Zaharis

/s/ Alan E. Molotsky	Treasurer and Principal Financial	February 25, 2021
Alan E. Molotsky	and Accounting Officer

By: /s/ Mark D. Goodwin		February 25, 2021
Mark D. Goodwin Attorney-in-Fact (Pursuant to Powers of Attorney)